SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(publicly-held company)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

CALL NOTICE

SPECIAL SHAREHOLDERS’ MEETING

The Shareholders are hereby invited to the Special Shareholders’ Meeting to be held on November 30, 2016, at 2:00 p.m., on Praça Comte Linneu Gomes, S/N, Portaria 3 – at the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP 04626-020, in the Capital of São Paulo State, in order to pass a resolution for setting the number of members of the Board of Directors, followed by the election of three (3) new members of the Board of Directors, in compliance with the Company’s Bylaws.

We further inform you that the documents referring to the agenda of the meeting are available for review by the Shareholders at the head-office, as well as on the websites of the Company (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the BMF&Bovespa – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br).

Any shareholder wishing to be represented by proxy must comply with the provisions of art. 126 of the Corporations Act, as well as file the respective proxy, with special powers for representation at the Special Shareholders’ Meeting, with the Company’s head-office, at the attention of the Investor Relations Officer, at least forty-eight (48) hours in advance to the scheduled time of the meeting, in order to speed-up the procedures.

The minimum percentage for adoption of the multiple vote process in the election of the members of the Board of Directors is five percent (5%) of the voting capital stock, under the terms of article 3 of Instruction no. 165 of the Brazilian Securities and Exchange Commission (“CVM”), dated December 11, 1991, as amended by CVM Instruction no. 282, dated June 26, 1998.

São Paulo, November 11, 2016.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.